890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

November 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:               Ms. Alexandra Barone, Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Senior Staff Accountant

Mr. Larry Spirgel, Office Chief

Re:                             890 5th Avenue Partners, Inc.

Registration Statement on Form S-4

File No. 333-258343

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 890 5th Avenue Partners, Inc. (the “Company”), hereby requests acceleration of the effective date of its registration statement on Form S-4 (File No. 333-258343), as amended, to 3:00 p.m. Eastern Time on November 10, 2021, or as soon as practicable thereafter.

The Company hereby authorizes Jason R. Sanderson of BraunHagey & Borden LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Jason R. Sanderson of BraunHagey & Borden LLP at (415) 858-1332 with any questions you may have concerning this request, and please notify him when the registration statement has been declared effective.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name:	Adam Rothstein
Title:	Executive Chairman

cc:	Jason Sanderson (BraunHagey & Borden LLP)